December 20, 2006

Room 4561

Mr. Ronald J. Fior
Chief Financial Officer and Vice
 President, Finance
Callidus Software Inc.
160 West Santa Clara Street, Suite 1500
San Jose, CA 95113

>   **Re: Callidus Software Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Filed March 28, 2006**
>   **Form 8-K filed October 27, 2006**
>   **File No. 000-50463**

Dear Mr. Fior:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

Notes to Consolidated Financial Statements

The Company and Significant Accounting Policies

Revenue Recognition, page F-12

1.   Disclosures on page 16 indicate that substantially all of your professional services arrangements are on a time and materials basis and that your implementation services do not involve customization to, or development of, the underlying code.

For each income statement period presented, tell us the amount of revenue recognized as a result of the application of contract accounting. Describe your consideration of paragraphs 70 and 71 of SOP 97-2 in determining whether your implementation, integration and configuration services are essential to the functionality of the software.

Form 10-Q for the Period Ended September 30, 2006

Notes to Condensed Consolidated Financial Statements

Summary of Significant Accounting Policies

Revenue Recognition, page 9

2.   We note that you began to recognize revenues for managed and hosted service offerings in 2006. Describe your consideration of EITF 00-3 in determining that revenue recognition for these arrangements falls outside the scope of SOP 97-2. We also note that you defer the direct costs of implementation and configuration services associated with hosted on-demand engagements. Tell us more about the nature, timing and amounts of these deferred costs, whether they exceed deferred revenues on an individual contract basis and how you periodically assess impairment of the amounts capitalized.

3.   Tell us the prevalence of arrangements containing "unique acceptance criteria," and further clarify the nature of such provisions and specify when you recognize revenues for arrangements where your consulting services are subject to acceptance provisions. In addition, identify the types of contingent revenues included in these arrangements and your policies for recognition of contingent revenues.

Controls and Procedures, page 38

4.   We note your statement that your chief executive officer and chief financial officer have concluded that your "disclosure controls and procedures were adequate and designed to ensure that material information related to us and our consolidated subsidiaries would be made known to them by others within these entities." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are *effective* as required by Exchange Act Rule 13a-15(e). Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective in accordance with the definition in Rule 13a-15(e). Alternatively, if true, you may simply state that your disclosure controls and procedures are effective.

Your response should also address the effectiveness conclusions reached for the periods presented in your Form 10-K for the year ended December 31, 2005 and your Forms 10-Q for the periods ended March 31 and June 30, 2006.

5. We note that during the preparation of your Form 10-Q for the three months ended September 30, 2006 that you determined the presence of certain misstatements that were corrected prior to the preparation of the September 30, 2006 unaudited financial statements. Tell us the nature of the errors and how they arose, including whether the errors arose due to the existence of a material weakness. Tell us the consideration your chief executive officer and chief financial officer gave to these misstatements in reaching their conclusion as to the effectiveness of your disclosure controls and procedures.

6. Revise to state whether there was any change in your internal control over financial reporting identified in connection with your evaluation of the effectiveness of your disclosure controls and procedures as of September 30, 2006, that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Tell us what consideration you gave to disclosing this information in accordance with Item 308(c) of Regulation S-K.

Form 8-K filed on October 27, 2006

7. Tell us how your presentation of the non-GAAP measure "year-to-date license revenues plus on-demand bookings" of $24.8 million, along with the general description of non-GAAP financial measures provided at the end of your press release, meet the requirements of Item 10(e)(i) of Regulation S-K and Regulation G.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Ronald J. Fior
Callidus Software Inc.
December 20, 2006
Page 4

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459, Tamara Tangen, Senior Staff Accountant, at (202) 551-3443, or the undersigned at (202) 551-3730 if you have any questions regarding these comments.

                        Sincerely,

                        Craig Wilson
                        Senior Assistant Chief Accountant